

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2026

Bihua Chen
Chief Executive Officer
Helix Acquisition Corp. III
Cormorant Asset Management, LP
200 Clarendon Street, 52nd Floor
Boston, MA 02116

> **Re: Helix Acquisition Corp. III**
> **Registration Statement on Form S-1**
> **Filed December 8, 2025**
> **File No. 333-291993**

Dear Bihua Chen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Holt at 202-551-6614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Joel L. Rubinstein